UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to

Commission file number 1-4422

A.           Full title of the plan and address of the plan, if different from that of issuer named below:

ROLLINS, INC.

ROLLINS 401(k) PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA  30324

Rollins 401(k) Plan

Financial Statements

Years ended December 31, 2010 and 2009

Note:  Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the Rollins 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Rollins 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets held at end of year as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Windham Brannon, P.C.

Atlanta, Georgia

June 14, 2011

Rollins 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
ASSETS
INVESTMENTS, at fair value:
Mutual funds	$120,705,464	$98,952,541
Common stock of sponsor	96,324,078	63,191,095
Synthetic Guaranteed Investment Contract	52,737,086	49,319,734
Total Investments	269,766,628	211,463,370

RECEIVABLES:
Employee contribution receivable	1,145	541
Employer contribution receivable	3,090,380	3,061,233
Notes receivable from participants	6,940,343	5,975,650
Total Contributions Receivable	10,031,868	9,037,424
Total Assets	279,798,496	220,500,794

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	279,798,496	220,500,794
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE RELATING TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT	(2,409,874)	(1,453,037)
NET ASSETS AVAILABLE FOR BENEFITS	$277,388,622	$219,047,757

The accompanying notes are an integral part of these financial statements.

Rollins 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For The Year Ended December 31, 2010

ADDITIONS
Investment Income:
Net change in fair value of Rollins, Inc. Common Stock	$33,603,393
Net change in fair value of mutual funds	12,860,473
Net change in contract value of the Synthetic GIC	2,162,130
Dividend income on Rollins, Inc. Common Stock	1,190,881
Total Investment Income	49,816,877

Interest income on notes receivable from participants	407,130
Contributions:
Participants	17,391,875
Employer	7,910,351
Rollovers	1,464,495
Total Contributions	26,766,721
Total Additions	76,990,728

DEDUCTIONS
Distributions to participants	18,566,474
Participant transaction charges	83,389
Total Deductions	18,649,863

NET INCREASE	58,340,865

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	219,047,757
END OF THE YEAR	$277,388,622

The accompanying notes are an integral part of these financial statements.

Rollins 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.              DESCRIPTION OF PLAN

The following brief description of the Rollins 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution plan covering all employees of Rollins, Inc. (the “Company”), except those who are members of a collective bargaining unit, or employees of PCO Services, Inc. (the Company’s Canadian subsidiary), Waltham Services, LLC, Western Industries North, Inc. and Western Industries South, Inc.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan administrator has the discretion to provide for transfers to and from defined contribution plans maintained by related companies.  This provision is intended primarily to facilitate periodic transfers to and from the Western Industries Retirement Savings Plan (“Western Plan”), without requiring participant elections, but may also apply to other 401(k) plans acquired in other acquisitions.

Effective January 1, 2009, the Plan was amended to designate the Plan investment fund invested primarily in Rollins, Inc. Common Stock as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”).  Effective January 1, 2009, the Administrative Committee may allow participants to elect to receive dividends on Rollins, Inc. Common Stock or to have such dividends paid to the Plan and reinvested in Rollins, Inc. Common Stock.  Also effective January 1, 2009, participants may exercise voting, tendering and similar rights with respect to shares of Rollins, Inc. Common Stock held in their accounts under the Plan.

Eligibility

Employees are eligible to participate in the Plan on the first day of the quarter on or following the completion of three months of service for fulltime employees and following one year of service and 1,000 hours for non-fulltime employees, as defined in the Plan.

Effective January 1, 2008, the Company may establish different eligibility requirements and enrollment procedures with respect to employees who are employed as a result of a corporate transaction.

Rollins 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

Contributions

Eligible employees are automatically enrolled in the Plan, and pre-tax contributions are withheld at 3% of eligible compensation unless the employee elects differently.  Participants may contribute from 1% to 75% of their compensation to the Plan via payroll deductions, except for highly compensated employees who may contribute from 1% to 7% of their compensation.  Contributions by participants are not to exceed the annual maximum limitations of the Code, which for 2010 was $16,500.  Participants age 50 or older may also make additional “catch-up” contributions limited to $5,500 in 2010.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers).

The Company provides a matching contribution to participants equal to 50 cents for every dollar a participant contributes that does not exceed 6% of their annual eligible compensation.  The Company matching contributions are made at the end of each calendar quarter.  In order to receive the Company match, the participant must be actively employed on the last day of the calendar quarter.  For the year ended December 31, 2010, the Company matched approximately $6.9 million in contributions.

Effective January 1, 2006, for a long-service employee who participated in the Rollins, Inc. Retirement Income Plan, the Company may make an additional contribution (a “Pension Restoration Contribution”) into the Plan.  The Company will make these contributions for five years, with the first contribution made in January 2007 and the final contribution made in February 2011.  In order to be eligible for this benefit, an employee must meet several requirements, as described in the Plan document.  Highly Compensated Employees are not eligible for this benefit in the Plan.  Participants have the ability to diversify their investment options relating to the Pension Restoration Contribution.

For the year ended December 31, 2010, the Company made Pension Restoration Contributions of approximately $1.53 million.  The 2010 Pension Restoration Contribution was remitted in February 2011.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contributions and earnings on the investments in their account and is charged with specific transaction fees.  Participants direct the investment of their contributions and the Company’s contribution into various investment options offered by the Plan.  The Plan currently offers a synthetic guaranteed investment contract, twelve mutual funds, and the Company’s common stock as investment options for participants.  Participants may change their investment options on a daily basis.  The default investment fund is selected by the Administrator.  The Administrator elected to change the default investment option to GoalMaker (an asset allocation model based on the participant’s expected retirement date which includes various fund options offered by the Plan) beginning with new enrollees on April 1, 2009.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Rollins 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

Notes Receivable from Participants

The Plan provides for loans to participants up to the lesser of 50% of the individual participant’s vested account balance or $50,000.  Principal and interest are paid ratably through payroll deductions.  A participant’s loan payments of principal and interest are allocated to their account and invested according to their current investment elections.  Loan terms range from 1 to 5 years.  Participant loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus 2%.  Interest rates are updated quarterly.  The update takes place on the last business day of the calendar quarter effective for loans made on or after the first business day of the subsequent quarter.

Vesting

Participants are vested immediately in their contributions and in their share of the Pension Restoration Contributions, plus actual earnings thereon.  Participants vest in Company matching contributions based on the following schedule:

Vested Percentage
Years of service:
Less than two	0%
Two	20%
Three	40%
Four	60%
Five	80%
Six or more	100%

Forfeitures

Forfeited nonvested accounts are used to reduce employer contributions.  Total forfeitures used to reduce employer contributions were $600,645 in 2010.  Forfeited nonvested accounts were $189,680 at December 31, 2010 and $205,040 at December 31, 2009.

Payment of Benefits

Upon retirement, death, total and permanent disability, or termination for any reason, the participant or their beneficiary may receive the total value of their vested account in either a lump sum distribution, a roll over of assets into another qualified plan, or in systematic distributions.

A participant may also elect to withdraw all or a portion of his or her account at any time through hardship provisions as defined by the Code and subject to approval by the Company.  After a hardship withdrawal, a participant may not make any contributions into their account for a period of six months.

Rollins 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

Participants who are active employees may withdraw all or a part of their accounts, including the company matching contributions, upon reaching age 70 1/2 or upon becoming disabled.

The Plan provides that if an employee terminates employment and their vested account balance in the Plan is more than $1,000 but not more than $5,000, and they do not elect either to receive or roll over a single lump-sum payment, their account will be rolled over into an Individual Retirement Account (“IRA”).

Effective January 1, 2010, the Administrative Committee may allow participants to elect to have dividends paid on Rollins, Inc. Common Stock distributed in cash or paid to the Plan and reinvested in Rollins, Inc. Common Stock.

Participant Transaction Charges

All loan fees, investment transaction fees, and recordkeeping fees are paid by participants in the Plan.  Loan fees are charged directly to the participant requesting the loan.  Transaction and recordkeeping fees are netted with appreciation/depreciation in fair value in each participant’s account.  The Company paid all other administrative expenses of the Plan during 2010.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their accounts.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Rollins 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Investments in mutual funds and common stock are stated at the quoted market prices for the identical security in an active market.  The fair value of the synthetic guaranteed investment contract (GIC) is based on the market value of the underlying collateral portfolio.  Securities transactions are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Because the synthetic GIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GIC because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value represents contributions made under the contract, plus earnings, and less participant withdrawals.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participant

On September 16, 2010, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2010-25, Plan Accounting—Defined Contribution Pension Plans (Topic 962) Reporting Loans to Participants by Defined Contribution Pension Plans, which is effective for plan years ending after December 15, 2010. The new guidance requires that participant loans be classified as notes receivable from participants and segregated from plan investments for purposes of generally accepted accounting principles (GAAP) and measured at unpaid principal balance plus any accrued but unpaid interest. Historically these participant loans were classified as plan investments.  The Plan adopted ASU 2010-25 in 2010, and reclassified participant loans on the Statement of Net Assets Available for Benefits for all years presented in the financial statements.

Participant loans are carried at their outstanding balance.  Interest income is recognized when paid, primarily monthly.

Benefit Payments

Benefit payments are recorded when paid.

Rollins 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

3.              INVESTMENTS

Investments at December 31, 2010 and 2009 that represent 5% or more of the Plan’s net assets are as follows:

	2010	2009
Mutual Funds:
Growth Fund of America	$29,355,897	$25,384,771
Oakmark Equity and Income Fund	22,718,324	18,929,283
Vanguard Windsor II Admiral Fund	17,400,988	14,240,596
PIMCO Total Return Institutional Fund	16,144,731	12,909,051
Common Stock:
Rollins, Inc. Common Stock	96,324,078	63,191,095
Synthetic Guaranteed Investment Contract:
Prudential Guaranteed Fund-Rollins, Inc.	52,737,086	49,319,734

The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market, and credit risks.  The fair value of investment securities fluctuates, and it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participant account balances and the amounts reported in the statement of net assets available for benefits.

4.              FAIR VALUE MEASUREMENTS

Generally accepted accounting principles establish a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels.  The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  Level 2 inputs are inputs from quoted market prices in active markets for similar assets and liabilities, which are observable for the asset or liability, either directly or indirectly.  The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values.

Mutual funds and common stock — These investments consist of various publicly-traded mutual funds and common stock.  The fair values are based on quoted market prices for the identical securities.

Rollins 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

Synthetic GIC —The synthetic GIC is a wrap contract paired with underlying investments which are owned by the Plan.  The underlying investments consist of high-quality, intermediate fixed income securities.  The wrapper contract relating to the synthetic GIC was purchased through Prudential Bank & Trust, FSB, and has a fair value of $0 at December 31, 2010 and 2009, based on the expected replacement cost of the contract.  The trust’s crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract.  The rate is reset every six months.  The average yields on the synthetic GIC based on actual earnings and interest rate credited to participants for the years ended December 31, 2010 and 2009 are as follows:

	December 31, 2010	December 31, 2009
Based on actual earnings	2.8%	3.4%
Based on interest rate credited to participants	4.2%	4.7%

This investment is deemed a Level 2 asset as the fair value is determined using observable inputs including the average earnings yield, which is comparable to similar securities.

Fair value information for investments that are measured on a recurring basis is as follows at December 31, 2010 and 2009:

	Fair Value Measurements at December 31, 2010
	Quoted	Significant
	Prices	Other	Significant
	in Active	Observable	Unobservable	Fair
	Markets	Inputs	Inputs	Value
	(Level 1)	(Level 2)	(Level 3)	Measurement
Mutual funds:
Large blend funds	$2,201,288	$—	$—	$2,201,288
Mid-cap value funds	9,518,409	—	—	9,518,409
Foreign large blend fund	7,753,270	—	—	7,753,270
Intermediate term bond fund	16,144,731	—	—	16,144,731
Large growth fund	29,355,897	—	—	29,355,897
Large value fund	17,400,988	—	—	17,400,988
Moderate allocation fund	22,718,324	—	—	22,718,324
Small blend fund	1,026,145	—	—	1,026,145
Small growth fund	6,485,417	—	—	6,485,417
World stock fund	8,100,995	—	—	8,100,995
Rollins, Inc. Common Stock	96,324,078	—	—	96,324,078
Synthetic Guaranteed Investment Contract	—	52,737,086	—	52,737,086
Total investments, at fair value	$217,029,542	$52,737,086	$—	$269,766,628

Rollins 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

	Fair Value Measurements at December 31, 2009
	Quoted	Significant
	Prices	Other	Significant
	in Active	Observable	Unobservable	Fair
	Markets	Inputs	Inputs	Value
	(Level 1)	(Level 2)	(Level 3)	Measurement
Mutual funds:
Large blend funds	$1,649,652	$—	$—	$1,649,652
Mid-cap value funds	7,060,808	—	—	7,060,808
Foreign large blend fund	6,528,421	—	—	6,528,421
Intermediate term bond fund	12,909,051	—	—	12,909,051
Large growth fund	25,384,771	—	—	25,384,771
Large value fund	14,240,596	—	—	14,240,596
Moderate allocation fund	18,929,283	—	—	18,929,283
Small blend fund	647,341	—	—	647,341
Small growth fund	3,454,264	—	—	3,454,264
World stock fund	8,148,354	—	—	8,148,354
Rollins, Inc. Common Stock	63,191,095	—	—	63,191,095
Synthetic Guaranteed Investment Contract	—	49,319,734	—	49,319,734
Total investments, at fair value	$162,143,636	$49,319,734	$—	$211,463,370

5.              INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated
January 25, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and has no income subject to unrelated business income tax.  Therefore, the Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax exempt.  The Plan’s income tax returns for the past three years are subject to examination by taxing authorities and may change upon examination.

6.              TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2010 the Plan held approximately 4.9 million units of Rollins, Inc. common stock; whereas at December 31, 2009 the plan held approximately 3.2 million units of Rollins, Inc. common stock.  The fair value of the Plan’s investment in Rollins, Inc. Common Stock at December 31, 2010 and 2009 was approximately $96.3 million and $63.2 million, respectively.  During 2010, the Plan received approximately $1,191,000 in dividends on Rollins, Inc. Common Stock which was used to purchase additional shares of that stock.

Rollins 401(k) Plan

Notes to Financial Statements

December 31, 2010 and 2009

At December 31, 2010, the Plan investments include a synthetic GIC that is managed directly by Prudential Retirement Insurance and Annuity Company (“Prudential”).  Prudential is the custodian as defined by the Plan; therefore, transactions in this security qualify as party-in-interest transactions.

7.              RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Total net assets available for benefits per the financial statements	$277,388,622	$219,047,757
Less: current year employer and employee receivables	(3,091,525)	—
Add: adjustment from contract value to fair value for fully benefit-responsive synthetic GIC	2,409,874	1,453,037
Total net assets available for benefits per the Form 5500	$276,706,971	$220,500,794

The following is a reconciliation of the total increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2010:

2010
Increase in net assets available for benefits per the financial statements	$58,340,865
Less: current year employer and employee receivables	(3,091,525)
Add: adjustment from contract value to fair value for fully benefit-responsive synthetic GIC at end of year	2,409,874
Less: adjustment from contract value to fair value for fully benefit-responsive synthetic GIC at beginning of year	(1,453,037)
Increase in net assets available for benefits	$56,206,177

Supplemental Schedule

ROLLINS 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

	(b)
	Identity of Issue,	(c)
	Borrower,	Description of	(e)
(a)	Lessor, or Similar Party	Investment	Current Value

		Mutual Funds:
	Pimco Institutional Funds	Pimco Total Return Institutional Fund	$16,144,731
	Alger Funds	Alger Mid Cap Growth Institutional I Fund	1,861,260
	Victory Funds	Victory Diversified Stock A Fund	712,909
	Vanguard Funds	Vanguard Windsor II Adm Fund	17,400,988
	Vanguard Funds	Vanguard 500 Index Fund	1,488,053
	T. Rowe Price Funds	T Rowe Price New Horizons Fund	6,485,417
	American Funds	Growth Fund of America R4 Fund	29,355,897
	Goldman Sachs Funds	Goldman Sachs Mid Cap Value A Fund	7,657,149
	DWS Funds	DWS Small Cap Value A Fund	1,026,145
	American Funds	Capital World Growth R4 Fund	8,100,995
	American Funds	American Europacific Growth R4 Fund	7,753,270
	Oakmark	Oakmark Equity and Income Fund	22,718,324
*	Rollins, Inc.	Common Stock	96,324,078
*	Prudential	Prudential Guaranteed Fund-Rollins, Inc.	50,327,212
*	Participant Loans	Interest rates ranging from 5.25% to 10.25%	6,940,670

			$274,297,098

*	Indicates a party-in-interest to the Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROLLINS 401(k) Plan
(Registrant)

Date: June 17, 2011	By:	/s/ H Anthony
H. Anthony
Vice President, Rollins, Inc. Human Resources

INDEX OF EXHIBITS

Exhibit Number

(23.1)	Consent of Windham Brannon, P.C., Independent Registered Public Accounting Firm.